11021809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
Section
MAY 27 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jonathan Krasnoff (212) 418-6014
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

AFFIRMATION

I, Robert N. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/23/11
Date

Robert N. Gordon
President

Subscribed and sworn to before me on this 23rd day of May 2011

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/15

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. No. 8-30714)

March 31, 2011

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Twenty-First Securities Corporation

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
May 23, 2011

TWENTY-FIRST SECURITIES CORPORATION
Statement of Financial Condition
As of March 31, 2011

ASSETS	
Cash	$ 186,417
Receivables from affiliates	932,511
Receivables from broker-dealers	232,970
Other receivables	120,360
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $550,878)	28,354
Other assets	203,396
Total assets	$ 1,704,008
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 106,439
Commissions payable	46,294
Total liabilities	152,733
STOCKHOLDER'S EQUITY	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,424,592
Accumulated deficit	(923,317)
Total stockholder's equity	1,551,275
Total liabilities and stockholder's equity	$ 1,704,008

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash

Cash consists of a checking account held with one nationally recognized bank.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the life of the lease.

2. INCOME TAXES

The Company utilizes the asset and liability method for accounting for income taxes. The Company is included in the Parent's consolidated Federal and combined New York State and local income tax returns.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2011, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

3. COMMITMENTS

Operating Leases

The Company's current lease for its office space in New York City was set to expire in August 2011. The Company has entered into an agreement to extend the lease for an additional five years. At March 31, 2011, future minimum payments for this lease were as follows:

Fiscal year ending March 31:	
2012	$ 151,143
2013	231,012
2014	231,012
2015	236,360
2016	239,568
Thereafter	89,838
Total	$ 1,178,933

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

4. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a noninterest-bearing basis. Receivables from affiliates are comprised of a receivable from the Parent of $892,769 and receivables from two other subsidiaries of the Parent of $28,057 and $11,685.

Included in other receivables is a note and interest from a senior executive of the Company.

Such amounts are excluded from regulatory net capital as nonallowable assets.

5. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2011, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

6. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act (Regulation 1.17 of the Commodity Futures Trading Commission). These rules require that the Company

maintain minimum net capital equivalent to the greater of $45,000 or the capital required under the Rule. At March 31, 2011, the Company's net capital and excess net capital were $247,667 and $202,667, respectively, and the Company's aggregate indebtedness to net capital ratio was 0.62 to 1.

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers which require, among other things, for the Clearing Brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through the date the statement of financial condition was available to be issued. The Company has determined that there are no material events that would require disclosure in the statement of financial condition.

* * * * * *

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

May 23, 2011

Twenty-First Securities Corporation
780 Third Avenue
New York, New York 10017

In planning and performing our audit of the financial statements and supplemental schedules of Twenty-First Securities Corporation (the "Company") as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in the internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be used by anyone other than these specified parties.

Sweet Thacker LLP

New York, New York
May 23, 2011

Grant Thornton

Grant Thornton

Grant Thornton

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to a Company's SIPC Assessment Reconciliation

TWENTY-FIRST SECURITIES CORPORATION

March 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Twenty-First Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2010 and ending March 31, 2011, which were agreed to by Twenty-First Securities Corporation (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective general ledger records entries and copies of checks noting no differences.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the March 31, 2011 year end trial balance noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

New York, New York
May 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended March 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030714 FINRA MAR
TWENTY-FIRST SECURITIES CORPORATION
780 3RD AVE 15TH FL
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Krasnoff (212) 418-6014

2. A. General Assessment (item 2e from page 2) $ 11,378

B. Less payment made with SIPC-6 filed (exclude interest) (4,438)

October 27, 2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,940

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,940

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,940

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Twenty-First Securities Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 23rd day of May, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2010 and ending March 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,842,312
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	2,467
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	2,467
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	293,589
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	9
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	293,598
2d. SIPC Net Operating Revenues	$ 4,551,181
2e. General Assessment @ .0025	$ 11,378
	(to page 1, line 2.A.)

Grant Thornton